July 19, 2019

Svend Anton Maier
Chief Executive Officer
Borr Drilling Limited
S. E. Pearman Building, 2nd Floor
9 Par-la-Ville Road
Hamilton HM11
Bermuda

       Re: Borr Drilling Limited
           Registration Statement on Form F-1
           Filed July 10, 2019
           File No. 333-232594

Dear Mr. Maier:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Our references to our prior comments are to comments in our June 20, 2019 letter.

Registration Statement on Form F-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
How We Evaluate Our Business
Operational Measures, page 60

1. We have read the disclosures provided in your response to prior comment two and understand that the measures of technical and economic utilization are measures of efficiency of rigs in operation and do not reflect utilization of your fleet overall. Please expand your disclosures here, and any comparable disclosures elsewhere in the filing, to include a utilization percentage reflecting the weighted average number of operating rigs
 Svend Anton Maier
Borr Drilling Limited
July 19, 2019
Page 2
      divided by the weighted average number of rigs owned for each period. Please also describe any characteristics of the rigs owned but not utilized that yield differences in their marketability or readiness for use.
Principal Shareholders, page 128

2. Please disclose the natural persons or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by Allan & Gill Gray Foundation,
      Orbis Allan Gray Limited, Allan Gray (Holdings) Pty Limited, Orbis Holdings Limited,
      Allan Gray Australia Pty Limited and Orbis Investment Management Limited. Exhibits

3. Please file your Hayfin Facility and New Bridge Facility as exhibits to your registration statement or tell us why you believe you are not required to do so. Refer to Item 8.a of
      Form F-1 and Item 601(b)(10) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Mark Wojciechowski, Staff Accountant, at 202-551-3759 or John
Cannarella, Staff Accountant, at 202-551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Irene
Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.



                                                             Sincerely,
FirstName LastNameSvend Anton Maier
                                                             Division of
Corporation Finance
Comapany NameBorr Drilling Limited
                                                             Office of Natural
Resources
July 19, 2019 Page 2
cc:       James A. McDonald
FirstName LastName